KBW

8th Annual

Community Bank

Investor Conference

July 31, 2007





Forward Looking Statements

This presentation contains certain forward-looking statements, including certain plans, expectations, goals, and projections, and including statements about the benefits of the merger between WesBanco and Oak Hill, which are subject to numerous assumptions, risks, and uncertainties. Actual results could differ materially from those contained or implied by such statements for a variety of factors including: the businesses of WesBanco and Oak Hill may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the merger may not be fully realized within the expected timeframes; disruption from the merger may make it more difficult to maintain relationships with clients, associates, or suppliers; the required governmental approvals of the merger may not be obtained on the proposed terms and schedule; WesBanco's or Oak Hill's stockholders may not approve the merger; changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of other business strategies; the nature, extent, and timing of governmental actions and reforms; and extended disruption of vital infrastructure; and other factors described in WesBanco's 2006 Annual Report on Form 10-K, Oak Hill's 2006 Annual Report on Form 10-K, and documents subsequently filed by WesBanco and Oak Hill with the Securities and Exchange Commission, including both companies' Form 10-Q's as of March 31, 2007. All forward-looking statements included in this news release are based on information available at the time of the release. Neither WesBanco nor Oak Hill assumes any obligation to update any forward-looking statement.

WesBanco
By all accounts, better.

WesBanco Corporate Profile*

- NASDAQ: WSBC
- Founded in 1870
- $4.0 billion in assets
- 78 offices, 1 lending office, & 111 ATM's
- $3.0 billion in trust assets
- Market capitalization: $612 million*
- 2007 average daily shares traded: 71,300
- Over 30 acquisitions in past 25 years

WesBanco
By all accounts, better.

*As of 6/30/07

Acquisition of Oak Hill Financial

- Combination Highlights

  - Doubles WesBanco's Ohio Deposit Market Share

    - Assists in developing existing markets

  - Enhances Growth Profile of WesBanco's Footprint

  - Financially Attractive

  - Common Cultures

  - Provides Additional Revenue Growth Opportunities

WesBanco
By all accounts, better.

Oak Hill Financial, Inc. Overview

Overview

- Founded in 1902
- Assets of $1.3 billion



Markets

- 36 branches and 1 loan production office over 16 counties
- Central and Southern Ohio
- Key Counties : Jackson, Scioto, Lawrence, Hamilton

Financial Highlights

- Net Loans ($M) $ 1,025
- Deposits ($M) $ 958
- Core ROAA :   0.91%
- Core ROAE :   12.51%
- NPAs/Assets: 1.29%
- Reserves / Loans: 1.23%
- NCO's / Avg. Loans: 0.23%
- Tang. Equity / Tang. Assets: 6.60%

Creates a Powerful Community Bank Franchise



Pro Forma Financial Highlights

Assets:	$ 5.5 Billion
Deposits:	$ 4.0 Billion
Branches:	114

Source: Microsoft MapPoint and SNL Financial

- ■ WSBC
- ● OAKF

Transaction Summary

Consideration Mix:	90% stock / 10% cash
Exchange Ratio:	1.256 WSBC shares for each OAKF share
Cash Consideration:	$38.00 per share
Transaction Value:	$201 million (at time of announcement)
Cost Savings:	$7.2 million pre-tax (approximately 22.0%)
Board Representation:	Four (4) OAKF board members to join WesBanco's Board John D. Kidd invited to serve as Vice Chairman of the Board
Due Diligence:	Completed
Expected Closing:	December 2007

WesBanco
By all accounts, better.

Pricing Consistent with Recent Transactions

	WSBC / OAKF	Comparables [5]		
		High	Median	Low
Price / LTM Earnings [1]	**19.2 x**	46.7 x	**24.3 x**	14.2 x
Price / Forward Earnings [2]	**17.0**	27.9	**21.0**	15.4
Price / Tangible Book Value	**232 %**	382 %	**272 %**	193 %
Core Deposit Premium [3]	**14.1**	33.5	**22.7**	11.6
1 Day Market Premium [4]	**57.2**	63.5	**31.9**	15.0

Source: SNL Financial and company filings
Pricing ratios based upon WesBanco's closing stock price as of 7/19/2007
(1) OAKF LTM earnings as of 6/30/2007
(2) Forward 2008 earnings estimates per First Call median of $2.15
(3) Excludes CDs greater than $100,000
(4) Based on OAKF 7/19/07 price per share
(5) Bank mergers with: a) Sellers located in Ohio, Pennsylvania, Indiana or Kentucky; b) Transaction
    values between $100 million and $1 billion; c) Transactions announced from January 1, 2004, to July 13, 2007,
    and d) Comparable transactions do not include merger of equals. These criteria resulted in 12 transactions.

WesBanco
By all accounts, better.

Transaction Rationale


Doubles Ohio Market Share

- Top 15 deposit market share in Ohio
- 51% of pro forma deposits located in Ohio
- Connects and fills the geographic gap in WesBanco's branch network


Enhanced Growth

- Doubles presence in growth markets
- Significant increase in metropolitan deposit composition
- Increased scale enhances lending capabilities
- Adds trust and investment services to Oak Hill's product suite


Financially Attractive

- Identified, achievable cost savings
- Attractive IRR
- Accretive to GAAP and Cash EPS in 2009


Common Cultures

- Common community banking philosophy and culture
- Shared expertise in commercial lending
- WesBanco has a proven track-record of integrating acquisitions

WesBanco
By all accounts, better.

Significant Market Share Gain

STATE: Ohio

Rank	Institution	Branch Count	Total Deposits in Market ($000)	Total Market Share (%)
1	National City Corp. (OH)	410	30,937,085	14.79
2	Fifth Third Bancorp (OH)	393	25,880,367	12.38
3	Huntington Bancshares Inc. (OH)	446	24,898,042	11.91
4	KeyCorp (OH)	226	22,757,504	10.88
5	JPMorgan Chase & Co. (NY)	282	15,598,812	7.46
6	U.S. Bancorp (MN)	331	12,899,381	6.17
7	Royal Bank of Scotland Group	177	8,273,546	3.96
8	FirstMerit Corp. (OH)	156	7,138,533	3.41
9	TFS Financial Corp (MHC) (OH)	26	4,912,346	2.35
10	AmTrust Financial Corporation (OH)	35	4,112,102	1.97
11	Park National Corp. (OH)	131	3,964,847	1.90
12	PNC Financial Services Group (PA)	44	2,142,995	1.02
13	**Pro Forma**	**72**	**1,993,940**	**0.95**
13	First Financial Bancorp. (OH)	51	1,781,992	0.85
14	United Community Finl Corp. (OH)	36	1,762,976	0.84
15	Dollar Bank FSB (PA)	24	1,657,236	0.79
16	First Place Financial Corp. (OH)	29	1,603,796	0.77
17	U.S. Bancorp (OH)	21	1,323,785	0.63
18	First Defiance Financial (OH)	26	1,117,096	0.53
19	**WesBanco Inc. (WV)**	**32**	**1,013,741**	**0.48**
20	First FS&LA (OH)	12	995,159	0.48
21	**Oak Hill Financial Inc. (OH)**	**40**	**980,199**	**0.47**
	Top 10	**2,482**	**157,407,718**	**75.28**
	Totals	**4,036**	**209,110,049**	**100.00**

Source: SNL Financial
Deposit data as of June 30, 2006; pro forma for pending acquisitions

WesBanco
By all accounts, better.

Deposit Composition By State

WesBanco



2%

34%

64%

Pro Forma



51%

48%

1%

■ Ohio ■ West Virginia □ Pennsylvania

Source: SNL Financial

WesBanco
By all accounts, better.

Financial Impact - Overview

- Extensive due diligence completed

- Achievable cost savings identified

- Revenue opportunities identified but not assumed
  - Commercial Banking
  - Insurance
  - Wealth Management and Trust Services
  - Title Services

WesBanco
By all accounts, better.

Sale of Loans

- As part of the transaction, Oak Hill anticipates selling approximately $50 million in identified loans.

- After the sale, Oak Hill's non-performing assets will equal $2.65 million or 0.21% of total assets, as compared to $16.56 million or 1.29% of total assets before the sale.[1]

- WesBanco has incorporated the impact of the sale in its modeling.

(1) Using 6/30/07 data

WesBanco
By all accounts, better.

Financial Impact – Per Share

(Thousands except per share)

	2008	2009
WesBanco Earnings [1]	$ 43,857	$ 46,707
Oak Hill Earnings [2]	11,826	12,659
Anticipated After-tax cost savings [3]	3,661	5,076
After-tax Financing Costs [4]	(1,309)	(1,309)
After-tax Core Deposit Amortization Expense [5]	(1,706)	(1,535)
Pro Forma Net Income	$ 56,329	$ 61,598
Pro Forma GAAP EPS	$ 2.09	$ 2.29
GAAP Impact to WesBanco ($)	$ (0.01)	$ 0.05
GAAP Impact to WesBanco (%)	(0.39) %	2.28 %
Cash Impact to WesBanco	1.83 %	4.41 %

(1) Based on 7/19/07 First Call consensus estimate of $2.10 per share and consensus estimate of 6.5% EPS growth thereafter.
(2) Based on 7/19/07 First Call consensus estimate of $2.15 less loss of income on spread differential from the sale of $50 million in loans and consensus of 8% EPS growth thereafter; eliminates Oak Hill's existing CDI amortization.
(3) Based on pre-tax cost savings of $7.2 million in 2008 with 4% growth thereafter; assumes 75% of cost saves realized in 2008.
(4) Includes financing costs related to the cash portion of the transaction at a rate of 6.50%; includes cash portion of deal charge at an opportunity cost of cash of 5.50%.
(5) Assumes 3.25% pre-tax core deposit intangible, 10 year sum-of-the-years method amortization.

Capital Impact

Capital Ratios	WSBC [1]	OAKF [2]	Estimated Pro Forma At 12/31/2007
Tangible Equity / Tangible Assets	6.81 %	6.60 %	**6.08 %**
Leverage Ratio	9.21	8.47	**8.38**
Tier I Capital	11.98	10.36	**10.61**
Total Capital	13.07	11.58	**11.61**

(1) WSBC estimates as of 6/30/07

(2) OAKF estimates as of 6/30/07

WesBanco By all accounts, better.

Low Execution Risk

- Consistent with WesBanco's expansion strategy

- Common community banking philosophy and culture

- Shared expertise in commercial lending

- Proven track-record integrating acquisitions

- Key Oak Hill management to be retained

WesBanco
By all accounts, better.

WesBanco, Inc.

2007 Financial Results

Robert H. Young

Chief Financial Officer

WesBanco
By all accounts, better.

Year-to-Date 2007 Financial Results

(dollars in thousands)	YTD 6/30/2007	YTD 6/30/2006	% CHG
Net income	$ 24,242	$ 16,845	43.9%
EPS - diluted	$ 1.15	$ 0.77	49.5%
Return on assets	1.22%	0.80%	52.1%
Return on equity	11.94%	8.16%	46.3%
Return on tangible equity	18.46%	12.61%	46.4%
Net interest margin	3.52%	3.47%	1.4%
Non-interest income as a % of total operating revenue	31.08%	22.35%	39.1%

WesBanco
By all accounts, better.

2nd Quarter 2007 Financial Results

(dollars in thousands)	2nd Quarter 2007	2nd Quarter 2006	% CHG
Net income	$ 12,295	$ 11,261	9.2%
EPS - diluted	$ 0.59	$ 0.52	13.5%
Return on assets	1.23%	1.09%	12.8%
Return on equity	12.12%	10.83%	11.9%
Return on tangible equity	18.76%	16.70%	12.3%
Net interest margin	3.46%	3.54%	(2.3%)
Non-interest income as a % of total operating revenue	31.55%	28.64%	10.2%

2nd Quarter 2007 Financial Results

- Decrease in net interest income due to competitive loan and deposit pricing pressure, and overall flat yield curve.

- Increase in non-interest income of $1.1 million or 8.6%. Trust fees up 9.8%, service charge income up 6.0% and net proceeds from a bank-owned life insurance claim of $0.9 million.

- Non-interest expense was flat with an increase in employee benefits that was offset with reduced marketing expenses.

- Decrease in provision for credit losses due to lower net charge-offs and non-performing loans.







Credit Quality

In thousands
Non-performing assets
$25,000
$20,000
$15,000
$10,000
$5,000
$0
0.60%
0.40%
0.20%
0.00%
0.41%
0.35%
0.49%
0.38%
0.34%
2Q06
3Q06
4Q06
1Q07
2Q07
Total non-performing assets
NPA's as a % of total assets

In thousands
Net charge-offs
$4,500
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
0.60%
0.40%
0.20%
0.00%
0.54%
0.16%
0.17%
0.24%
0.19%
2Q06
3Q06
4Q06
1Q07
2Q07
Total Charge-offs
Net charge-off % (annualized)

WesBanco
By all accounts, better.

Wealth Management Profile

- Market value of trust assets of approximately $3.0 billion.
- Currently manage over 5,000 trust relationships.
- Staff of over 70 individuals including Attorneys, CPAs and Chartered Financial Analysts.
- Professional services include:
  - Trust services
  - Investment services
    - Manages five proprietary mutual funds – WesMark Funds exceeding $600 million.
  - Estate Administration services
  - Retirement services
- Market value of trust assets increased 14.5% in 2006.
- Trust officers are located in major regions (except for Cincinnati).

Dividends Per Share



$0.94 $1.10

2002   2003   2004   2005   2006   2007
                                        Annualized

1) 22 consecutive years of dividend increases.

2) Current dividend yield of approximately 4.7% (at 7/25/07).

3) 17% increase in dividends since 2002.

Return to Shareholders



Note: $262 million in dividends and stock repurchases returned to shareholders from 2001 to 6/30/07.

Current Pricing Multiples

	WesBanco Proforma	Comparables [3]		
		High	Median	Low
Price / LTM Earnings	**10.7x**	21.6x	**13.7x**	11.3x
Price / Forward Earnings [1]	**11.4x**	19.1x	**11.7x**	8.6x
Price / Book Value	**106%**	291%	**166%**	74%
Price / Tangible Book Value	**204%**	359%	**212%**	74%
Core Deposit Premium [2]	**14.8%**	26.4%	**12.3%**	8.2%
Dividend Yield	**4.7%**	7.1%	**3.9%**	2.5%

Source: SNL Financial
Pricing ratios based upon WesBanco's closing stock price as of 7/26/2007.
Pro-forma for pending acquisition of Oak Hill Financial, Inc.
(1) Forward 2008 earnings estimates per First Call median of $2.15.
(2) Excludes CDs greater than $100,000
(3) Peers include select banks from western Pennsylvania, Ohio, Indiana and West Virginia with assets between $1 billion and $15 billion..

WesBanco
By all accounts, better.

Key Investor Messages

- Increased dividend in February 2007 – 22 consecutive years of dividend increases. Dividend yield of 4.7% (at 7/25/07).
- Tangible capital supportive of share repurchases.
  - Repurchased approximately 1.7 million shares in last two years, with 868,600 shares remaining in current 1 million share authorization.
- Acquisition will improve franchise profile and market demographics.
- Current price provides opportunistic market potential.
- Strong earnings year-to-date.

WesBanco
By all accounts, better.

Additional Information

Shareholders of WesBanco and Oak Hill and other interested parties are urged to read the joint proxy statements/prospectus that will be included in the Form S-4 registration statement that WesBanco will file with the SEC in connection with the merger because it will contain important information about WesBanco, Oak Hill, the merger and other related matters. A proxy statement/prospectus will be mailed to shareholders of WesBanco and Oak Hill prior to their respective shareholder meetings, which have not yet been scheduled. In addition, when the registration statement, which will include the joint proxy statements/prospectus and other related documents, is filed by WesBanco with the SEC, it may be obtained for free at the SEC's website at http://www.sec.gov, on the NASDAQ website at http://www.nasdaq.com and from either the WesBanco or Oak Hill websites at http://www.wesbanco.com or at http://www.oakf.com.

Any questions should be directed to Paul M. Limbert, Chief Executive Officer (304) 234-9206, James C. Gardill, Chairman (304) 234-9216 or Robert H. Young, Chief Financial Officer (304) 234-9447 of WesBanco or John D. Kidd, Chairman, or Ralph E. Coffman, Jr., President & CEO (740) 286-3283 of Oak Hill.

WesBanco, Oak Hill and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies in connection with the merger. Information about the directors and executive officers of WesBanco and Oak Hill and information about any other persons who may be deemed participants in this transaction will be included in the proxy statement/prospectus. You can find information about WesBanco's directors and executive officers in the proxy statement for WesBanco's annual meeting of stockholders filed with the SEC on March 16, 2007. You can find information about Oak Hill's directors and executive officers in the proxy statement for Oak Hill's annual meeting of shareholders filed with the SEC on March 20, 2007. You can obtain free copies of these documents from the SEC, WesBanco or Oak Hill using the contact information above.

Questions?